Merger of
Cambridge Capital Acquisition Corporation
(NASDAQ: CAMB)
&
Parakou Tankers, Inc.
PARAKOU TANKERS, INC.
Investor Presentation
December 2014
Filed by Cambridge Holdco, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Cambridge Capital Acquisition Corporation
Commission File No.: 001-36229

Parakou Tankers, Inc.
Preliminary Matters
Additional Information and Where to Find It. The proposed mergers described in this presentation (the "Mergers”) will be submitted to the stockholders of
Cambridge Capital Acquisition Corporation ("Cambridge"). In connection with the proposed Mergers, Cambridge and Cambridge Holdco, Inc. ("Holdco"),
Cambridge’s wholly owned subsidiary, will file with the Security and Exchange Commission (the "SEC") a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of Cambridge that will be mailed to the stockholders of Cambridge. Cambridge urges investors, stockholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information and a more complete description of the transaction summarized briefly in this presentation. Such persons can also read
Cambridge’s final prospectus, dated December 17, 2013, and Cambridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, for a description of the security holdings of the Cambridge officers and directors and of EarlyBirdCapital, Inc. ("EBC") and their respective interests as security holders in the successful consummation of the transactions described herein. Cambridge’s definitive proxy statement/prospectus included in Holdco’s registration statement will be mailed to stockholders of Cambridge as of a record date to be established for voting on the transactions described in this presentation.
Stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Cambridge Capital Acquisition Corporation, 525
South Flagler Drive, Suite 201, West Palm Beach, Florida 33701. These documents, once available, and Cambridge’s IPO final prospectus and Annual Report on
Form 10-K can also be obtained, without charge, at the Securities and Exchange Commission’s web site (http://www.sec.gov).
Participants in Solicitation. EBC, the managing underwriter of Cambridge’s initial public offering consummated in December 2013, is acting as Cambridge’s investment banker in these efforts, for which it will receive a fee. Additionally, Cowen and Company, LLC (“Cowen”) is also assisting Cambridge in connection with the proposed Mergers, for which it will receive a fee. Cambridge and its directors and executive officers, EBC and Cowen may be deemed to be participants in the solicitation of proxies for the special meeting of Cambridge stockholders to be held to approve the Mergers. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Cambridge in connection with the proposed Mergers will be set forth in the proxy statement/prospectus when it is filed with the SEC on Form S-4. You can find information about Cambridge’s executive officers and directors in its Annual
Report on Form 10-K, which was filed with the SEC on March 28, 2014. You can obtain free copies of these documents from Cambridge using the contact information above.
Non-Solicitation. This presentation and the oral statements made in connection with this presentation are not proxy statements or solicitations of a proxy, consent or authorization with respect to any securities or in respect of the proposed Mergers and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Cambridge, Holdco or Parakou Tankers, Inc. ("Parakou"), nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Parakou Tankers, Inc.
Preliminary Matters
Forward-Looking Statements. This presentation, and oral statements made in connection with this presentation, include "forward-looking statements" within the meaning of U.S. federal securities laws. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believes," "predicts," "potential," "continue" and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, Cambridge’s and Parakou’s expectations with respect to future performance, growth and anticipated acquisitions; the anticipated financial impact of the Mergers; ability to recognize the anticipated benefits of the Mergers; costs related to the proposed Mergers; the satisfaction of the closing conditions to the Mergers; the timing of the completion of the Mergers; volatility in charter rates and profitability; demand for shipping of refined petroleum products; global economic conditions; changes in fuel prices; geopolitical events and regulatory changes; damages to vessels; acts of piracy, political instability, terrorist or other attacks, war or international hostilities; loss of key personnel; delays in deliveries of any newbuild product tankers; difficulty managing planned growth properly; seasonal and exchange rate fluctuations; access to additional financing; changes in tax laws; weather and natural disasters; changing interpretations of generally accepted accounting principles; inquiries and investigations and related litigation; continued compliance with government regulations;
and other risks and uncertainties indicated from time to time in filings with the SEC by Cambridge or Holdco. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Cambridge’s most recent filings with the SEC and will be contained in the proxy statement/prospectus to be filed by Holdco. All subsequent written and oral forward-looking statements concerning Cambridge, Holdco and Parakou, the transactions described herein or other matters and attributable to Cambridge, Holdco and Parakou or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Cambridge, Holdco nor Parakou undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.
Market & Industry Data. The market and industry data contained in this presentation are based on the parties own estimates, internal research, surveys and studies conducted by third parties and industry and general publications and, in each case, are believed by management to be reasonable estimates. This data is subject to change and cannot always be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market or industry data.

Parakou Tankers, Inc.

Transaction Overview
Acquirer Cambridge Capital Acquisition Corporation (NASDAQ: CAMB)
Target Parakou Tankers, Inc.
Amount Held in Trust
$81.3 million¹
Use of Proceeds
Vessel Acquisitions²
Closing Consideration to be Received by Target Shareholder 5.8 million shares of CAMB stock
Pro Forma Ownership¹
At Closing:
Assuming Earnout Targets are Achieved³:
CAMB Public Shareholders – 43.9%; CAMB Initial
Parakou Board
Transaction Approvals CAMB Shareholder Approval; Charterer Consent
Parakou Place of Incorporation Marshall Islands 4
Transaction Advisors EarlyBird Capital/Cowen & Company
1. Assumes that no public Cambridge stockholders exercise their conversion rights.
2. Sources and uses of funds for the acquisition of vessels described under “Fleet Acquisition Strategy” on page 10 of this presentation will be based on a variety of sources of cash, debt and/or equity.
3. Earnout targets include EBITDA targets and share price targets over a three year period.
4. Upon consummation of the transaction, Cambridge will be renamed to Parakou Tankers, Inc. and incorporated in the Marshall Islands.
CAMB Public Shareholders – 52.5%; CAMB Initial
Shareholders – 9.6%; Target Shareholder – 37.9%
Shareholders – 13.6%; Target Shareholder – 42.5%
7 members; Majority Independent Directors

Parakou Tankers, Inc. Parakou Owns and Operates MR Product Tankers 5

Parakou Tankers, Inc. Company Overview Market Backdrop Investment Highlights Historical Financial Statements 6

Parakou Tankers, Inc.

The Merger of Cambridge and Parakou Tankers:
Creating a Publicly Traded Industrial Shipping Company
• Cambridge and Parakou Tankers intend to merge on a share for share basis
• Parakou is a fully integrated, high growth, product tanker company that provides marine transportation of petroleum and other liquid products globally
– 8 Medium Range product tankers in current fleet
– Parakou has letters of intent or is actively negotiating agreements to acquire an additional 20 Medium Range product tankers by the fourth quarter of 2017, as described in this presentation
• Balanced commercial strategy provides predictable revenue streams, access to improving spot market fundamentals and the ability to optimize trading performance
• High quality and cost efficient in-house technical management provides competitive advantage
• Compelling industry dynamics:
– Expected structural shifts in global refining capacity driving positive product tanker trade developments and ton-mile expansion in  2014-2016
– Global demand for product tankers forecast to grow 6.5% annually versus MR tanker supply growth of 4.5%
• Long-standing relationships provide meaningful access to rapidly expanding Asian markets
• Closely aligned shareholder, management, and owner interest with 100% equity rollover by founder
• Transparent and accessible Singapore and New York management team with proven track record

Parakou Tankers, Inc.
Parakou
Tankers, Inc..
.
Parakou International
Ltd.
Parakou Tankers, Inc
•
PIL founded in 1985 in Hong Kong
•
Built over 170 vessels with total value of
approximately $4.5 billion
•
Focus on predictable long-term charters
Introduction: Background and Formation of Parakou Tankers, Inc.
Key Events & Operational History
Parakou International Ltd. (“PIL")
•
Building high growth industrial shipping company
•
8 MR tanker fleet, currently
•
100% technical and commercial management performed
in-house
•
Strategy of operating pool to diversify revenue streams
•
Attractive market dynamics
•
Plan to pursue acquisition of an additional 20 MR product
tankers (newbuilding resales, newbuilding bareboat
charters and purchase of existing vessels)
Parakou Tankers
Through newbuilding resales, secondhand resales, and bareboat dropdowns with purchase options, Parakou is seeking to achieve significant fleet and earnings growth

Parakou Tankers, Inc.

Operating Fleet Overview
Current Charter Coverage Provides Stable Cash Flows
DWT
Year Built
Charterer
Charter
Expiration
Registry
Shipyard
Pretty World Sextans Cygnus St. Petri Pretty Scene Pretty Jewelry Orion Hercules
51,000 51,000 51,000 51,000 51,000 51,000 51,000 51,000
2007 2007 2007 2007 2006 2006 2006 2006
STX STX STX STX STX STX STX STX
Torm OSG OSG Oetker Morgan Stanley Torm OSG OSG
Feb-16 Apr-16 Apr-16 Mar-17 Feb-15 Feb-16 Apr-16 Apr-16
Hong Kong Hong Kong Hong Kong Hong Kong Hong Kong Hong Kong Hong Kong Hong Kong

Parakou Tankers, Inc.

Fleet Acquisition Strategy
DWT
Year
Built
Shipyard
Eco
• The addition of modern tonnage to Parakou's fleet would increase fuel efficiency and trading flexibility while simultaneously decreasing capital expenditures and charterer dependency
• Successful execution of our vessel acquisition strategy would expand our operating fleet to 28 MR product tankers by the fourth quarter of 2017
1. Parakou has letters of intent or is actively negotiating agreements to acquire an additional 20 Medium Range product tankers by the fourth quarter of 2017. We cannot assure you that Parakou will be successful in completing these negotiations or the acquisition of these vessels on the time frame anticipated or at all.
NB
#S5158
NB
#S5159
NB
#S5160
NB
#S5161
2013
Built TBD
2013
Built TBD NB # 1 NB # 2
NB # 3
NB
NB # 5
NB
NB # 6
NB
NB # 7
NB
NB # 8
NB
NB # 9
NB
NB # 10
NB
NB # 11
NB
NB # 12
51,300 51,300 51,300 51,300 51,000 51,000 51,300 51,300 51,300 51,300 51,000 51,000 51,300 51,300 51,300 51,300 51,000 51,000
2015 2015 2016 2016 2013 2013 2016 2016 2016 2016 2017 2017 2017 2017 2017 2017 2017 2017
SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP SPP
Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes Yes
51,000 51,000
2007 2007
STX STX
No
St.
Johannis ¹
St.
Marien ¹
No
Status
Under
Neg.
Under
Neg.
LOI LOI LOI
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
Under
Neg.
LOI LOI LOI
Bareboat Bareboat Bareboat Bareboat
NB # 4
1

Parakou Tankers, Inc. Company Overview Market Backdrop Investment Highlights Historical Financial Statements 11

Parakou Tankers, Inc.
• In 2014 oil demand growth is forecasted to expand 1,540 KB/d with global economic activity increasing 3.6%
• Seaborne product trade flows are forecasted to expand to 79,30 KB/d, a 4.1% increase from 2013 levels
• Ton-mile demand expansion of 6.5% annually due to increasing seaborne trade flows and voyages distances
Now Is An Attractive Time to Enter the MR Market
Steady Oil Demand,
Product Tradeflow
and Ton-Mile
Demand Growth
Shifting Trade
Patterns Resulting in
Ton-mile Expansion
Moderate Fleet
Growth in MR Sector
Increasing Scrap
Incentives for Aging
Non-Eco Tonnage
• The MR fleet (35k DWT-59.9k DWT) grew by 4.5% YoY in 2013
• 2014 MR fleet growth is projected at approximately 4.6%
• The US continues to lead product trade pattern expansion with exports growing 95 KB/d to 495 KB/d, +24%
growth in 2013 from 2012 levels
• Australian refinery closures, Russian refinery upgrades, and Mideast export refinery completions are expected to add further momentum to positive product tanker trade developments and ton-mile expansion in 2015-2016
• The product tanker orderbook is shrinking as a percentage of the fleet with an increasing proportion of the
MR segment approaching the key 15+ year age profile
• Ballast Water Treatment System and ECA fuel regulation implementations in 2016, are expected to add significantly to dry docking and trading costs in environmentally sensitive areas
MR ton-mile demand growth of 6.5% annually is forecasted to outpace supply growth of 4.5%
in the medium term resulting in tightening MR utilization and positive earnings development

Sources: PIRA Energy Group, Clarksons SIN, Fearnleys AS.

Parakou Tankers, Inc.
Robust Long Term Fundamentals
MR Charter Rates Continue to Increase Along with Ton-mile Demand
Key takeaways
MR Fleet Development
Seaborne Product Trade Flows (MMB/d)
Asset Values Near Cyclical Low
• The US continues to lead product trade pattern
expansion with exports growing 95 KB/d to 495 KB/d,
+24% growth in 2013 from 2012 levels
• Ton-mile demand forecast to expand 5-8% in 2014
with supply forecast to increase 4-5%
• MR newbuilding resale values currently 68% of peak
2008 levels providing attractive entry point
Vessel deliveries projected to
remain well below peak 2004-2009 levels
13
Sources: PIRA Energy Group, Clarksons SIN, Fearnleys AS.
-4
-2
0
2
4
6
8
10
12
1970 1974 1978 1982 1986 1990 1994 1998 2002 2006 2010 2014
Deliveries Removals Est. Deliveries
Scrap Forecast Net Change 44 Year Fleet Growth Avg
Nominal values Inflation adjusted values
10 year avg  - nominal 10 year avg  - inflation adjusted
20
25
30
35
40
45
50
55
60
USDm
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014
MM Dwt

Parakou Tankers, Inc. Company Overview Market Backdrop Investment Highlights Historical Financial Statements 14

Parakou Tankers, Inc.
A Differentiated Industrial Shipping Company
Key Investment Highlights
Strategy to Own and Operate
a Fleet of Modern Efficient
MR Product Tankers
Highly Experienced
Management Team With
Proven Track Record
7
High Quality, Cost Efficient
Operator
Fully Integrated Shipping
Platform Supports Customer
Requirements and Adds to
Shareholder Value
Capitalize On Positive
Industry Dynamics
2
Access to Strategically
Important, High Growth
Asia/Pacific Markets
4
15
5
1
3
Differentiated Trading
Strategy Achieves Higher
Returns
6

Fully Integrated Shipping Platform Supports Customer
Requirements and Adds to Shareholder Value
1
Creates shareholder value: Adjustable commercial strategy capable of taking advantage of market opportunities, no fees paid to third parties, and asset values acquired at the right time in cycle
Typical Blue Chip End User Base
Customers
16
Parakou Tankers, Inc.
•
•
•
•
•
•
•
Fleet
8 ships currently in operation
All high specification Korean built MR Product
Tankers
Assets acquired at right time in cycle
Commercial
Provides management team flexibility to adjust
commercial strategy based on client requirements,
new opportunities and shifts in the market
Technical
All technical management is performed in-house
PSM has shown clear competitive advantage in
providing cost efficient technical management
services
Finance
Provides financial security for customers
Multi-cycle relationships with commercial
lenders
Moderate leverage leads to stability
•
•

Strategy to Own and Operate a Fleet of Modern
Efficient MR Product Tankers

2
Parakou Tankers Fleet Average Fleet Age
• Disciplined and strategic acquisition strategy leads to scale and operational efficiencies
– Successful execution of our vessel acquisition strategy would result in 28 MR product tankers by the fourth quarter of 2017
– Addition of modern tonnage to fleet would increase fuel efficiency and trading flexibility while simultaneously decreasing average age and capital expenditures
– Financial structure and infrastructure provide platform for stable growth
1. Parakou has letters of intent or is actively negotiating agreements to acquire an additional 20 Medium Range product tankers by the fourth quarter of 2017. We cannot assure you that Parakou will be successful in completing these negotiations or the acquisition of these vessels on the time frame anticipated or at all.
7.4
7.0
5.3
4.4
0
1
2
3
4
5
6
7
8
2014 2015 2016 2017
Parakou Tankers, Inc.
8 8
14
20
6
6
8
8
14
20
28
0
5
10
15
20
25
30
2014 2015 2016 2017
Additions Existing Fleet
1

Parakou Tankers, Inc.

• Expanding US exports, Russian refinery upgrades, Mideast export refinery completions,
Japanese/Australian refinery shutdowns, and European refinery closures provide a robust backdrop for expected increasing product tanker demand
• According to leading industry analysts, MR Earnings are forecast to increase to $17,900/day and
$18,300/day in 2015 and 2016, respectively
3
MR Spot Market Earnings and Analyst Earnings Forecast ($/day)
5,000
10,000
15,000
20,000
25,000
30,000
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 Proj. 2014 Proj. 2015 Proj. 2016
Capitalize On Positive Industry Dynamics
Spot Market MR Rates and Term Charter Rates Continue to Rise
Note: Actual Earnings based on Clarkons’ SIN; 2014-2016 consists of average of Clarksons YTD Earnings and Analyst Projections (ICAP, Stifel, RS Platou, Pareto, Clarksons, Jefferies, and DNB
2015 and 2016 Earnings are weighted average of analyst projections.

Parakou Tankers, Inc.
•
Parakou has strong ties to Asian charterers, owners,
shipyards and financial institutions
•
This is represented by relationships with:
–
Respected customer at 15+ top tier Asia/Pacific
shipyards in South Korea, China and Japan
forged through 170+ newbuilding projects by
legacy companies (provides opportunities as
newbuild slots become available)
–
Relationships with Asia/Pacific financial
institutions provide potential attractive
alternative long-term financing
–
Chinese state owned oil companies provides
increased cargo potential
–
China and South Asia GDP forecasted to grow
at 7.3% and 5.2% in 2014, respectively
–
Relationships at shipyards and with customers
in areas
19
Access to Strategically Important, High Growth Asia/Pacific Markets
Parakou Tankers, Inc. Asia Presence Established Asian Market Presence
4
Enhances Earnings and Financing Opportunities

High Quality, Cost Efficient Operator
Lower Cost Structure Relative to Peer Group
2013 Reported MR Peer Group OPEX ($/day)
• Parakou Ship Management has shown a competitive advantage in providing technical management leading to dramatically lower cost. Services include:
–
OPEX of $5,700/day for existing tankers and estimated $5,000/day for newbuildings results in 14% cost advantage relative to peer group
•
Lower crewing costs by negotiation of more favorable contracts
•
In house management of drydock expenses leads to favorable pricing with shipyards
•
More efficient use of shore-side employees is reflected in lower repair and maintenance
–
Economies of scale lead to benefits remaining within the company
–
Total transparency – No fees paid to management or third party technical providers
20
Source: Company filings.
1.     Includes both MR and Chemical Tanker operating expense per day.
5
$4,000
$4,500
$5,000
$5,500
$6,000
$6,500
$7,000
$7,500
$8,000
Torm Ardmore Scorpio Parakou
$7,155
$6,531
$6,069
$5,687
1
Parakou Tankers, Inc.

Parakou Tankers, Inc.
# of Ships on Order
Commercial
Strategy
Fleet Composition
Operating
Expense/day
1
Corporate
Overhead per
Ship/day
Technical
Management
13 MR Product Tankers
5   Handysize Product Tankers
8   LR2 Product Tankers
20 MR Product
Tankers
4 MR Product Tankers
6 Chemical Tankers
North Atlantic Basin
Global IMO II/III
Time Chartered
Related Third Party
In House
Independent Third Party
64% MR Product Tankers
36% Other Product Tankers
100% MR Product Tankers
79% MR Product Tankers
21% Chemical Tankers
$ 6,100/day
$ 5,700/day
$ 6,500/day 2
High Quality, Cost Efficient Operator
Parakou Compares Favorably to our Competitors
5
Current Fleet
8 MR Product Tankers
11 MR Product Tankers
3   Chemical Tankers
10  Handysize Product Tankers
32  MR Product Tankers
$ 1,820/day
$ 1,040/day
$ 2,450/day
Commercial
Management
Related Third Party In House Tonnage Provider
N/A
Mixed Strategy
In House
N/A
$ 7,200/day
11 Handysize Tankers
44 MR Product Tankers
7   LR1 Product Tankers
10 LR2 Product Tankers
N/A
In House
Source: Company Filings
21
6 LR2 Product Tankers
2 LR1 Product Tankers
2. Includes both MR and Chemical Tanker operating expense per day.
1. 2013 reported operating expense / day.

Parakou Tankers, Inc.
• Strategic access to Asian Markets (with Singapore as trading hub) enhances ability to enter Easy Chemicals,
Palm oil, Veg-oil, and Biofuel trades (IMO II/III trades)
• Tankers designed to carry a range of liquid cargoes to achieve greater operational efficiency and earnings
–
We believe a premium up to $1,000 – $2,000/day achieved through improved utilization, lower port time/charges, decreased ballast time, easier rerouting for repair/special survey/drydock maintenance, and the flexibility to switch back into clean petroleum product (“CPP”) trades to capitalize on earnings spikes
Differentiated Trading Strategy Achieves Higher Returns
Trading Strategy Leads to Significant Premiums Over Peers
Source: Internal Parakou estimates, Fearnleys AS
6
Earnings Premium of Triangulated Trade Patterns
Total Voyage:
24 Days Laden
7 Days Ballast
(Clean Petroleum
Products)
(Caustic Soda)
(Caustic Soda)
Total Voyage:
140 Days Laden
21 Days Ballast
90%
Efficiency
80%
Efficiency

Parakou Tankers, Inc.
Mr. Por Liu
Chairman & CEO
23
Highly Experienced Management Team With
Proven Track Record
Mr. Gregory
McGrath
CFO
Mr. Peter S. Bell
CCO
Mr. Yang Jian Gou
COO, President PSM,
& Director
• Mr. Gregory McGrath, has 30+ years of industry experience with a major oil company and both public and private shipping companies
• Most recently was Chief Financial Officer of a publicly held shipping company
• Formerly Vice President of Finance and Administration of American Eagle Tankers, Inc., a foreign flag tanker owner
• Began his career with ExxonMobil, working for 16 years in various financial, shipping and supply functions
• Mr. Por Liu, Chairman and CEO of Parakou Tankers, also serves as Managing Director of PSM, our in-
house technical management company based in Singapore
• Mr. Liu has worked for Parakou and affiliated companies in different roles and capacities for his entire career
• For the past seven years Mr. Liu has been instrumental in building and managing PSM’s ship management company’s activities
• Mr. Peter S. Bell brings 30+ years of experience in international tanker chartering, business development, sale and purchase, new construction contracting, and M&A
• Experienced in development and implementation of corporate strategic plans and has held senior management roles in three of the industry’s largest publically listed shipping firms
• Extensive relationships with cargo interests, shipyards and the finance community and was most recently responsible for the commercial development of a fleet of twenty-two tankers
• Mr. Yang Jian Guo, has served as President of PSM since 2006
• Mr. Yang has spent 40+ years in various capacities in the shipping industry
• Prior to joining PSM, Mr. Yang served as President of Sinotrans Holdings HK, overseeing the business activities of a dozen shipping related businesses including tanker, container line, bulk cargo, and logistics units
• Prior to this role, Mr. Yang served as Vice President of Sinotrans
• Additionally, Mr. Yang served as the Vice Chairman of China Shipowners Association and a member of the arbitration committee of CCPIT
7

Parakou Tankers, Inc.

Investing in an Industrial Shipping Company With Strong
Potential for Growth
Fully Integrated Shipping Platform Supports Customer Requirements and
Adds to Shareholder Value
1
Strategy to Own and Operate a Fleet of Modern Efficient MR Product Tankers
2
Capitalize On Positive Industry Dynamics
3
Access to Strategically Important, High Growth Asia/Pacific Markets
4
High Quality, Cost Efficient Operator
5
Highly Experienced Management Team With Proven Track Record
7
Differentiated Trading Strategy Achieves Higher Returns
6

Parakou Tankers, Inc. Company Overview Market Backdrop Investment Highlights Historical Financial Statements 25

Parakou Tankers, Inc.

Key Financial Highlights
Selected Income Statement Highlights: ($ in Millions)
Fiscal Year Ended 6 Months Ended
Income Statement December 31, 2012 December 31, 2013 June 30, 2013 June 30, 2014
Revenue $57.0 $48.9 $23.5 $23.5
Operating Expenses
Vessel Operating Expense ($31.8) ($25.7) ($12.6) ($11.4)
Depreciation (11.6) (11.5) (5.8) (5.8)
G&A (3.0) (2.9) (1.4) (1.7)
All Other (1.2) (6.5) (0.9) (1.1)
Operating Profit $9.4 $2.2 $2.9 $3.5
Net Interest Expense (10.8) (9.3) (4.8) (4.1)
Unrealized Gain on Derivative 3.6 8.4 4.8 1.8
Comp. from Charter Termination – 14.5 – –
Other Income 0.1 0.9 0.6 0.2
Net Income $2.3 $16.7 $3.4 $1.4

Parakou Tankers, Inc.

Key Financial Highlights
Selected Financial Highlights: ($ in Millions)
As of As of
Balance Sheet Data December 31, 2013 June 30, 2014
Current Assets
Cash and Cash Equivalents $11.8 $10.2
Receivables 7.2 4.3
Other 2.3 3.5
Total Current Assets $21.3 $18.1
Non-current Assets
Vessels $222.5 $217.4
Other 0.2 0.3
Total Non-current Assets $222.7 $217.7
Total Assets $244.0 $235.8
Current Liabilities
Payables $9.1 $9.6
Bank Loans 19.8 20.1
Other 2.4 3.7
Total Current Liabilities $31.3 $33.4
Non-current Liabilities
Derivative Financial Instruments $13.0 $11.4
Bank Loans 96.9 86.8
Total Non-current Liabilities $109.9 $98.2
Total Shareholder's Equity $102.8 $104.2
Total Liabilities and Equity $244.0 $235.8

Parakou Tankers, Inc.

Key Operating Highlights
Note:  Analyst Estimates based on weighted average of analyst projections (ICAP, Stifel, RS Platou, Pareto, Clarksons, Jefferies, and DNB);.
TCE and OPEX Assumptions: Full Year 2012 Full Year 2013 Analyst Estimate 2014 Analyst Estimate 2015 Analyst Estimate 2016
TCE – $/Day $15,551 $12,962 $15,108 $17,943 $18,300
Vessel Opex – $/Day $5,781 $5,733 $6,500 $6,500 $6,500
Current Debt Profile (Existing Fleet, $ in millions):
Loan Amount $136.0
Margin Libor + 275
Quarterly Amortization $0.4 per vessel